EXHIBIT 21

LIST OF SUBSIDIARIES

ZIONS BANCORPORATION

AT DECEMBER 31, 2004

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION/ORGANIZATION
Zions First National Bank	Federally chartered doing business in Utah and Idaho

California Bank & Trust	California

Nevada State Bank	Nevada

National Bank of Arizona	Federally chartered doing business in Arizona

Vectra Bank Colorado	Federally chartered doing business in Colorado and New Mexico

The Commerce Bank of Washington	Federally chartered doing business in Washington

Cash Access, Inc.	Utah

CSBI Capital Trust I (not consolidated)	Delaware

GB Capital Trust (not consolidated)	Delaware

Great Western Financial Corporation	Utah

NetDeposit, Inc.	Nevada

Providus Software Solutions, Inc.	Utah

Zions Capital Trust B (not consolidated)	Delaware

Zions Financial Corp.	Delaware

Zions Insurance Agency, Inc.	Utah

Zions Life Insurance Company	Arizona

Zions Management Services Company	Utah

Zions Municipal Funding, Inc.	Utah